Exhibit 99.8

Israel

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «Firstname» «Lastname»:

As you know, on October 20, 2004 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired P-Cube Inc. (“P-Cube”) (the “Acquisition”) pursuant to the terms agreed to between Cisco and P-Cube in the August 23, 2004 Agreement and Plan of Merger by and among Cisco Systems, Inc., Paradise Acquisition Corp. and P-Cube (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of P-Cube common stock granted to you under one or more of the following: 1999 Stock Option Plan and 2002 Stock Plan (collectively, the “Plans”). Pursuant to the Merger Agreement, on the Closing Date Cisco assumed all obligations of P-Cube under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase P-Cube common stock granted to you under the Plans (the “P-Cube Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and P-Cube (the “Option Agreement(s)”), including the necessary adjustments for assumption of the P-Cube Option(s) that are required by the Acquisition.

The table below summarizes your P-Cube Option(s) immediately before and after the Acquisition:

P-CUBE OPTION				ASSUMED P-CUBE OPTION
Grant Date	Option Type	P-Cube Shares	Exercise Price per Share	No. of Shares of Cisco Stock	Exercise Price Per Share

«GrantDate»*	«OptionType»	«P-CubeShares»	$«P-CubePrice»	«CiscoShares»	$«CiscoPrice»

The Vesting Start Date is: «VestStartDate»*	The Expiration Date is: «ExpirationDate»*

The Exercise Schedule is: «VestSchedule»

*	These dates are expressed in the American style and therefore, the month precedes the day and the year is at the end.

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.0972758226 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed P-Cube Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain Israeli tax incentive status under the Israeli Income Tax Ordinance (the “Ordinance”) and the regulations promulgated thereunder. The number of shares of Cisco common stock subject to your assumed P-Cube Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your P-Cube Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The

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exercise price per share of your assumed P-Cube Option(s) was determined by dividing the exercise price per share of your P-Cube Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plans and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plans relating to your status as an employee of P-Cube or P-Cube (Israel) Ltd. will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed P-Cube Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of your assumed P-Cube Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies, and the only permissible methods to exercise your assumed P-Cube Option(s) are cash, check, wire transfer, or through the cashless exercise program with UBS (or other broker designated by Cisco)). All other provisions which govern either the exercise or the termination of your assumed P-Cube Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco common stock. Upon termination of your employment with Cisco you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed P-Cube Option(s) to the extent vested and outstanding at the time of termination, after which time your assumed P-Cube Option(s) will expire and NOT be exercisable for Cisco common stock.

In accordance with the Israeli tax rules and subject to the replacement of current trustee for P-Cube Option(s), your assumed P-Cube Option(s) will be held in trust by Investec Trust Company (Israel) Ltd., an Israeli company whose address is 38 Rothschild Boulevard, Tel Aviv, Israel or any other trustee nominated by Cisco and approved by The Israeli Income Tax Commission (the “Trustee”) and your assumed P-Cube Option(s) shall only be exercisable according to the terms set forth by the Trustee.

To the extent that on the Closing Date one or more outstanding unvested P-Cube Options granted to you under, and governed by, the provisions of Section 102 of the Ordinance before the 132 amendment (in other words, before the 2003 tax reform), are assumed, pursuant to the Acquisition, as assumed P-Cube Option(s) covering Cisco shares, you may choose to apply to such options the new provisions of the “Capital Track” under the revised Sec. 102(b)(2) of the Ordinance and the regulations promulgated thereunder, including administrative regulations published by the Israeli Income Tax Commission. The vested shares will continue to be governed by the provisions of Section 102 of the Ordinance before the 132 amendment. If you choose to have the new provisions of the “Capital Track” apply, then with respect to the unvested shares the Closing Date will be considered the date of grant of such assumed P-Cube Option(s), for tax purposes, and the block period determined by Sec. 102 (in other words, the 2 years from the end of the tax year in which the options were granted and during which the options must be held in trust) would be counted from the date of assumption (in other words, the date of assumption will be treated as the date of grant). By checking the applicable box below, you will elect whether to apply the new provisions of the Capital Track, under the above-mentioned terms.

To exercise your assumed P-Cube Option(s), you must contact UBS (or other broker designated by Cisco). Please call Cisco’s EMEA Human Resources Connection at +44 (0) 20 8824 4444 for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed P-Cube Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

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Please sign and date this Agreement and by [date] 2004, return it to Cisco at the following address:

Cisco Systems, Inc.

170 West Tasman Dr.

MS-11-1

San Jose, CA 95134

Attn: Jean Wong, Stock Administration

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed P-Cube Option(s), please contact Jean Wong at (408) 853-8828.

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

[ACKNOWLEDGMENT PAGE FOLLOWS]

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ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed P-Cube Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed P-Cube Option(s), the Plans and this Stock Option Assumption Agreement and agrees to the terms as set forth in such Stock Option Assumption Agreement.

Please read the attached tax information, elect one of the choices below, and initial the box beside your choice.

On the Closing Date I held one or more outstanding unvested options to purchase shares of P-Cube common stock granted to me and governed by the provisions of Section 102 of the Ordinance before the 132 amendment which are now assumed P-Cube Options covering Cisco shares.

☐	A. I hereby elect to apply to the new provisions of the “Capital Track” under Sec. 102(b)(2) of the Ordinance and the regulations promulgated thereunder, including administrative regulations published by the Israeli Income Tax Commission. I consent and agree that the Closing Date will be considered, for tax purposes, as the grant date of my unvested, assumed P-Cube Option(s) granted to me under Section 102 of the Ordinance and that therefore, such unvested options will be subject to the 2-year trust-holding period required by Sec. 102 (ending on December 31, 2006). My already-vested assumed P-Cube Options are not affected by this election.

☐	B. I do not wish to apply the new provisions of the “Capital Track” under Sec. 102(b)(2) of the Israeli Income Tax Ordinance to my unvested P-Cube Options granted to me and governed by the provisions of Section 102 of the Ordinance before the 132 amendment which are now assumed P-Cube Options covering Cisco shares. I understand that by so electing, the provisions of Section 102 of the Ordinance that were applicable to my P-Cube Options prior to the 2003 tax reform shall continue to apply to all such assumed P-Cube Options.

DATED: , 2004
«First_Name» «Lastname» - OPTIONEE
«AddressLine1»

ATTACHMENTS

Exhibit A – Tax Information on Section 102 Election

Exhibit B – Form S-8 Prospectus

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Exhibit A

Tax Information on Section 102 Election

You are being asked to make an election as to the tax treatment of unvested shares subject to your assumed P-Cube Option(s) that were originally granted to qualify for the tax treatment afforded by Section 102 of the Ordinance prior to its amendment in 2003 (the “Election Options”). The following table is offered to assist you in your evaluation of the election to make. The essence of the election is whether to receive a lower tax rate in exchange for a longer period during which the assumed P-Cube Option(s) (and underlying shares) subject to your Election Options that are unvested at the Closing Date must be held in trust.

If Election NOT MADE		If Election MADE
Tax Treatment	Holding Period for Tax Benefits	Tax Treatment	Holding Period for Tax Benefits
Section 102 - difference between exercise price and amount realized from sale is taxed in year of sale as regular income at rate up to 49% + subject to National Insurance and Health taxes up to 10.38% (at this date).	Section 102 - Ends at time indicated when placed in trust (in other words, ends prior to December 31, 2006).

New Section 102 - Taxed as follows:

1. Difference between exercise price and value of shares at time of assumption is taxed in year of sale as regular income at rate up to 49% + subject to National Insurance and Health taxes up to 10.38% (at this date).

2. Difference between value of shares at time of assumption and the amount realized from their sale is taxed in year of sale as capital gain income at rate of 25% and is NOT subject to National Insurance and Health taxes.

Ends on December 31, 2006.

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